NexPoint Credit Strategies Fund

200 Crescent Court, Suite 700

Dallas, TX 75201

May 5, 2014

Mr. Dominic Minore

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NexPoint Credit Strategies Fund (CIK No. 0001356115)

Application for Withdrawal of Amendment to NexPoint Credit Strategies Fund’s

Registration Statement on Form N-2 (Registration Nos. 811-21869, 333-173004)

Dear Mr. Minore:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), NexPoint Credit Strategies Fund (the “Registrant”) hereby applies for an order granting withdrawal of Post-Effective Amendment No. 5 filed on April 30, 2014 (Acc. No. 0001193125-14-172972) (the “Amendment”) to the Registrant’s registration statement on Form N-2 (“Registration Statement”).

The Registrant respectfully requests this application be granted because the Amendment was inadvertently submitted as a POS 8C filing (the “POS 8C filing”). No securities were sold in connection with the offering. The Registrant refiled the Amendment on May 1, 2014 under submission type 486BPOS. Accordingly, the Registrant requests that an order granting the withdrawal of the POS 8C filing be issued as of the date hereof or as soon thereafter as possible.

If you have any questions regarding this application for withdrawal, please contact Lindsey Coffey of Ropes & Gray LLP, counsel to the Registrant, at (212) 596-9821.

Sincerely,

/s/ Ethan Powell

Ethan Powell

Secretary of NexPoint Credit Strategies Fund